UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PNM Resources, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

69349H107 (CUSIP Number)

June 6, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS SW Acquisition, L.P. *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 6 SHARED VOTING POWER 4,326,337 * 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER 4,326,337 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,326,337 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.30% *
12	TYPE OF REPORTING PERSON PN

*	SW Acquisition, L.P. is holding the securities reported herein in a purely custodial role pending immediate distribution to its constituent partners. Following such distribution, no partner of SW Acquisition, L.P. will own the power to vote or dispose of 5% or more of the Issuer’s voting securities.

Page 2 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS SW I Acquisition GP, L.P. *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 6 SHARED VOTING POWER 4,326,337 * 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER 4,326,337 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,326,337 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.30% *
12	TYPE OF REPORTING PERSON PN

*	SW I Acquisition GP, L.P. is the general partner of SW Acquisition, L.P., which is holding the securities reported herein in a purely custodial role pending immediate distribution to its constituent partners. Following such distribution, no partner of SW Acquisition, L.P. will own the power to vote or dispose of 5% or more of the Issuer’s voting securities.

Page 3 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS SW II Acquisition, LLC *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 6 SHARED VOTING POWER 4,326,337 * 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER 4,326,337 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,326,337 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.30% *
12	TYPE OF REPORTING PERSON OO

*	SW II Acquisition, LLC is the general partner of SW I Acquisition GP, L.P., which is the general partner of SW Acquisition, L.P. SW Acquisition, L.P. is holding the securities reported herein in a purely custodial role pending immediate distribution to its constituent partners. Following such distribution, no partner of SW Acquisition, L.P. will own the power to vote or dispose of 5% or more of the Issuer’s voting securities.

Page 4 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS William J. Catacosinos *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 6 SHARED VOTING POWER 4,326,337 * 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER 4,326,337 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,326,337 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.30% *
12	TYPE OF REPORTING PERSON IN

*	William J. Catacosinos is the Manager of SW II Acquisition, LLC, which is the general partner of SW I Acquisition GP, L.P. SW I Acquisition GP, L.P. is the general partner of SW Acquisition, L.P. SW Acquisition, L.P. is holding the securities reported herein in a purely custodial role pending immediate distribution to its constituent partners. Following such distribution, no partner of SW Acquisition, L.P. will own the power to vote or dispose of 5% or more of the Issuer’s voting securities.

Page 5 of 9 Pages

SCHEDULE 13G

Item 1.	(a)	Name of Issuer: PNM Resources, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: Alvarado Square, Albuquerque, NM 87158.

Item 2.	(a)	Name of Persons Filing: SW Acquisition, L.P. SW I Acquisition GP, L.P. SW II Acquisition, LLC William J. Catacosinos

	(b)	Address of Principal Business Office or, if none, Residence: For all Reporting Persons, the address is 2 Robbins Lane, Suite 201, Jericho, New York 11753.

	(c)	Citizenship: SW Acquisition, L.P.: State of Texas SW I Acquisition GP, L.P.: State of Texas SW II Acquisition, LLC: State of Texas William J. Catacosinos: United States of America

	(d)	Title of Class of Securities: Common stock, no par value per share

	(e)	CUSIP Number: 69349H107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

      Not applicable.

Page 6 of 9 Pages

Item 4.	Ownership.

	(a)	Amount beneficially owned: See the response to Item 9 on the attached cover page(s).

	(b)	Percent of class: See the response to Item 11 on the attached cover page(s).

	(c)	Number of shares as to which the Reporting Person has:

		(i)	Sole power to vote or direct the vote: See the response to Item 5 on the attached cover page(s).

		(ii)	Shared power to vote or direct the vote: See the response to Item 6 on the attached cover page(s).

		(iii)	Sole power to dispose or direct disposition of: See the response to Item 7 on the attached cover page(s).

		(iv)	Shared power to dispose or direct disposition of: See the response to Item 8 on the attached cover page(s).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2005

SW ACQUISITION, L.P.
by: SW I Acquisition GP, L.P., its general partner
by: SW II Acquisition, LLC, its general partner

By:	/s/ William J. Catacosinos
Name:	William J. Catacosinos
Title:	Manager

SW I ACQUISITION GP, L.P.
by: SW II Acquisition, LLC, its general partner

By:	/s/ William J. Catacosinos
Name:	William J. Catacosinos
Title:	Manager

SW II ACQUISITION, LLC

By:	/s/ William J. Catacosinos
Name:	William J. Catacosinos
Title:	Manager

WILLIAM J. CATACOSINOS

By:	/s/ William J. Catacosinos
Name:	William J. Catacosinos

Page 8 of 9 Pages